CHINA CHANGJIANG MINING & NEW ENERGY COMPANY, LTD.

Room 1907, No. 1038 West Nanjing Road

Westagate Mall

Jing’An District, Shanghai, China 200041

December 15, 2021

Geoff Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Changjiang Mining & New Energy Company, Ltd.
Amendment No. 3 to Registration Statement on Form 10
File No. 000-05474
Filed November 18, 2021

Dear Mr. Kruczek:

Set forth below are the responses of China Changjiang Mining & New Energy Company, Ltd., a Nevada corporation (“CHJI” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated December 10, 2021, with respect to (i) our Form 10-12(g) Amendment 3 filed on September 28, 2021. The responses provided below are numbered to correspond to your comments, which have been reproduced and emboldened herein for ease of reference.

Amendment No. 3 to Registration Statement on Form 10 filed November 18, 2021

Our Auditor is U.S. based . . ., , page 8

1. We note your revisions in response to prior comment 1. Please revise the caption and first sentence of this risk factor to clarify that the auditor, not the company or issuer, is subject to inspection by the PCAOB. Also, although your auditor is currently subject to such inspection, please disclose any material risks to the company and investors if it is later determined that the PCAOB is unable to inspect or investigate completely your auditor because of a position taken by an authority in a foreign jurisdiction. Finally, revise to clarify the consequences of an inability to inspect or investigate completely your auditor, specifically that both trading in the securities may be prohibited and an exchange may determine to delist the securities.

Response:

The following language was revised:

Our Auditor is U.S based, registered with the PCAOB, and is Subject to PCAOB Inspections

There are material risks to the issuer and its investors if it is determined that the PCAOB is unable to inspect our auditor because of a position taken by an authority in a foreign jurisdiction. The inability to thoroughly inspect or investigate our auditor may cause trading in our securities to be prohibited and an exchange may determine to delist our securities.  As a result, our securities could be delisted rendering our stock worthless.

If you have any questions or comments concerning this response, please call Rhonda Keaveney, our company consultant, at (602) 793 -8058 or email Ms. Keaveney at Rhonda@smallcapcompliance.com.

Sincerely,

China Changjiang Mining & New Energy Company, Ltd.

		By:	/s/ Yang Chong Yi
Yang Chong Yi
Chief Executive Officer

cc:	Wayne Chin